John Hancock Investors Trust
601 Congress Street
Boston, Massachusetts 02210
August 14, 2012
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brion R. Thompson, Esq.

Re:	Rule 461 Request for Acceleration of Effective Date John Hancock Investors Trust (the “Fund”) Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (333-181550; 811-04173)
Dear Mr. Thompson:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Fund with respect to Pre-Effective Amendment No. 1 to Registration Statement (the “Amendment”), and John Hancock Funds, LLC, the principal underwriter of the Fund (the “Distributor”), hereby request that the staff of the Division of Investment Management accelerate the effective date of the Amendment, which was filed on August 13, 2012, to become effective as soon as practicable on Tuesday, August 14, 2012.
     In connection with such request the Fund and the Distributor acknowledge that:
     1. Should the Commission or the staff acting pursuant to delegated authority declare the Amendment effective, such action does not foreclose any action by the Commission with respect to the filing;
     2. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the disclosure in the filing; and
     3. The Fund will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.
     Furthermore, the Fund and the Distributor are aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Fund’s comments on this and other filings made with respect to the Registration Statement.

Very Truly Yours,

JOHN HANCOCK INVESTORS TRUST

By:	/s/ Kinga Kapuscinski
Name:	Kinga Kapuscinski
Title:	Assistant Secretary of the Fund

JOHN HANCOCK FUNDS, LLC

By:	/s/ Jeffrey H. Long
Name:	Jeffrey H. Long
Title:	Vice President, Finance